Filed by Universal Hospital Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Universal Hospital Services, Inc.; Federal Street Acquisition Corp.

Commission File No.  000-20086

FOR IMMEDIATE RELEASE

UNIVERSAL HOSPITAL SERVICES TO PARTICIPATE IN UPCOMING
INVESTOR CONFERENCES

Management to present an overview of the company following recent merger agreement

Minneapolis, MN, August 30, 2018 — Universal Hospital Services, Inc. (“UHS”), a leading, nationwide provider of healthcare technology management and service solutions to the U.S. healthcare industry, and Federal Street Acquisition Corp. (NASDAQ: FSACU, FSAC, FSACW) (“FSAC”), a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P., today announced that UHS will participate in two upcoming healthcare conferences:

Wells Fargo Healthcare Conference, Boston

Company presentation — Thursday, September 6, at 9:45 a.m. Eastern Time

Morgan Stanley Global Healthcare Conference, New York

Meetings with management — Thursday, September 13

Speakers will include UHS Chief Executive Officer, Tom Leonard, and UHS Chief Financial Officer, Jim Pekarek.

On August 13, 2018, UHS announced that its holding company has entered into a definitive merger agreement with Federal Street Acquisition Corp. (“FSAC”), a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P. Under the terms of the agreement, FSAC and UHS will combine under a new holding company to be named Agiliti, Inc. (“Agiliti”), which intends to apply to list its common stock and warrants on the Nasdaq Stock Market under the ticker symbols “AGTI” and “AGTIW,” respectively. The transaction is expected to close in the fourth quarter of 2018, subject to customary and other closing conditions, including regulatory approvals and FSAC stockholder approval.

About Universal Hospital Services, Inc.

Universal Hospital Services, Inc. is a leading nationwide provider of health care technology management and service solutions to the health care industry. UHS owns or manages more than 800,000 units of medical equipment for approximately 7,000 national, regional and local acute care hospitals and alternate site providers across the U.S. For nearly eight decades, UHS has delivered medical equipment management and service solutions that help clients reduce costs, increase operating efficiencies, improve caregiver satisfaction and support optimal patient outcomes.

About Agiliti

Agiliti will be the company created by the business combination of Universal Hospital Services, Inc. and Federal Street Acquisition Corp. Agiliti will build on a legacy of nearly 80 years of market leading healthcare technology and service solutions to the U.S. healthcare industry, serving approximately 7,000 national, regional and local acute care hospitals and alternate site providers across the country. Agiliti intends to apply to list its common stock and warrants on the Nasdaq Stock Market under the ticker symbols “AGTI” and “AGTIW,” respectively.

About Federal Street Acquisition Corp.

Federal Street Acquisition Corp. is a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P., formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination with one or more businesses.

Additional Information and Where to Find It

FSAC has filed a preliminary proxy statement with the SEC on August 22, 2018 for use at the special meeting of stockholders to approve the business combination, which forms part of a Registration Statement on Form S-4 with respect to the securities being issued by Agiliti in the transaction (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be mailed to FSAC stockholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF FSAC AND UHS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Prospectus/Proxy Statement and other documents containing important information about FSAC, UHS and Agiliti through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC can be obtained free of charge on FSAC’s website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050.

Participants in the Solicitation

FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in the Prospectus/Proxy Statement.  Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s stockholders in connection with the proposed business combination is set forth in the Prospectus/Proxy Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Prospectus/Proxy Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements made herein include forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Specifically, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC’s or UHS’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Prospectus/Proxy Statement and those described in the section entitled “Risk Factors” in UHS’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC, as well as UHS’s other filings with the SEC. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by FSAC stockholders; the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; and costs related to the proposed business combination.  Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: UHS’s history of net losses; the need for substantial cash to operate and expand the combined company’s business as planned; the combined company’s expected substantial outstanding debt following the business combination; a decrease in the number of patients the combined company’s customers serve; the combined company’s ability to effect change in the manner in which healthcare providers traditionally procure medical equipment; the absence of long-term commitments with customers; the combined company’s ability to renew contracts with group purchasing organizations and integrated delivery networks; changes in reimbursement rates and policies by third-party payors; the impact of healthcare reform initiatives; the impact of significant regulation of the healthcare industry and the need to comply with those regulations; the effect of prolonged negative changes in domestic and global economic conditions; difficulties or delays in the combined company’s continued expansion into certain of UHS’s businesses/geographic markets and developments of new businesses/geographic markets; additional credit risks in increasing business with home care providers and nursing homes, impacts of equipment product recalls or obsolescence; and increases in vendor costs that cannot be passed through to the combined company’s customers.

Neither FSAC nor UHS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For additional information, please contact:

UHS:

Helen O’Donnell

hodonnell@soleburytrout.com

203-428-3213

Maria Lycouris

mlycouris@soleburytrout.com

203-428-3221

Federal Street Acquisition Corp.:

Matt Benson/Robin Weinberg/Cameron Seligmann

Sard Verbinnen & Co.

(212) 687-8080